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                             June 6, 2022

       Anthony Ang
       Chairman and Chief Executive Officer
       Global Star Acquisition, Inc.
       1641 International Drive, Unit 208
       McLean, VA 22102

                                                        Re: Global Star
Acquisition, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 31,
2022
                                                            CIK No. 0001922331

       Dear Mr. Ang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement Submitted May 31, 2022

       General

   1. We note your disclosure on page 63 that certain of the investors in your sponsor are
                                                        Chinese nationals and
otherwise do business in the PRC. Please describe in greater detail these investors
(including how many) and any significant ties that your sponsor has with China.
       Index to Financial Statements, page F-1

   2. Please revise to update the financial statements pursuant to Article 8-08 of Regulation S-
                                                        X.
 Anthony Ang
Global Star Acquisition, Inc.
June 6, 2022
Page 2

       You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameAnthony Ang
                                                          Division of
Corporation Finance
Comapany NameGlobal Star Acquisition, Inc.
                                                          Office of Real Estate
& Construction
June 6, 2022 Page 2
cc:       Andrew Tucker
FirstName LastName